RICHARDSON
& ASSOCIATES
ATTORNEYS AT LAW
--------------------------------------------------------------------------------

                                 October 7, 2008


VIA EDGAR
---------

United States Securities and Exchange Commission
Washington, DC 20548

Attention:    Mark Kronforst, Accounting Branch Chief
              Marc Thomas, Staff Accountant
              Mail Stop 4561

         RE:      TREE TOP INDUSTRIES, INC.
                  FORM 10KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007 FILED APRIL 16, 2008
                  FORM 10-Q FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2008 FILED MAY 15, 2008
                  FILE NO. 0-10210
                  -------------------------------------------------------

Dear Mr. Kronforst:

         We intend to file Form 10KSB/A and Form 10-Q/A for the fiscal year ended December 31, 2007 and the fiscal quarter ended March 31, 2008, respectively, to reflect our response to your recent comment letter addressed to David Reichman, Chief Executive Officer of Tree Top Industries, Inc., dated September 26, 2008. The following are our responses to your specific comments:

         I.       FORM 10KSB/A FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007
                  ---------------------------------------------------------
                  ITEM 7. FINANCIAL STATEMENTS OF TREE TOP INDUSTRIES, INC.
                  ---------------------------------------------------------
                  NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                  --------------------------------------------------------
                  NOTE 3 - ACQUISITION, PAGES 10-11
                  ---------------------------------

                  1. David Reichman did not own and has not at any time held any shares of Ludicrous, Inc. No voting trusts or other arrangements were in place prior to the closing of the acquisition, and it was an arms-length transaction. He did not have voting control or any other beneficial ownership interest in any outstanding stock of Ludicrous, Inc. prior to the transaction with the Company. Justine Reichman, his daughter, is an adult who lives separately and her stock would not be attributed to David Reichman. Accordingly, Mr. Reichman exerted limited control over Ludicrous, Inc. prior to the closing of the merger, even though he served for a short time prior to the merger as the Chairman and Chief Executive Officer of Ludicrous, Inc. In any event, the Company will restate all of its financial statements since November 2007 to reflect the transaction involving the Company and Ludicrous, Inc. as an acquisition of the Company by Ludicrous, Inc. under SFAS 141.



        233 Wilshire Boulevard, Suite 820, Santa Monica, California 90401
                Telephone (310) 393-9992 Facsimile (310) 393-2004

Mark Kronfrost, Accounting Branch Chief
United States Securities and Exchange Commission
October 7, 2008
Page 2 of 3

                  2. The Company will restate all of its financial statements since November 2007 to reflect the transaction involving the Company and Ludicrous, Inc. as an acquisition of the Company by Ludicrous, Inc. in accordance with SFAS 141, rather than the manner in which it is presently reflected. Accordingly, we agree with your position that in the long term the control of the business will ultimately rest with the prior stockholders of Ludicrous, Inc.

                  3. We agree that in the long term, once the voting trust agreements expire, the control of the Company will rest with the prior stockholders of Ludicrous, Inc.

                  4. The Company agrees with your position and will restate all of its financial statements since November 2007 to reflect the transaction involving the Company and Ludicrous, Inc. as an acquisition of the Company by Ludicrous, Inc. in accordance with SFAS 141.

                  5. The number of shares of the Company's common stock issued in the merger was determined by arms length negotiations with the stockholders of Ludicrous, Inc. to achieve a negotiated percentage ownership in the Company by the stockholders of Ludicrous, Inc. at the closing. The relative percentage ownership interests are meant to reflect the relative value of the Ludicrous business in relation to the management assistance that is provided by the management of the Company. The prior stockholders of Ludicrous, Inc. were willing to sign voting trust agreements in favor of the management of the Company because they are relying on the Company's management to assist
                           Ludicrous, Inc. with the implementation of its business plan.

                  6. The Company will provide audited financial statements of Ludicrous, Inc. prepared in accordance with GAAP. The Company will also restate all of its financial statements since November 2007 to reflect its transaction with Ludicrous, Inc. in accordance with SFAS 141, which will provide sufficient information to cure the deficiencies that you note in our prior filings.

Mark Kronfrost, Accounting Branch Chief
United States Securities and Exchange Commission
October 7, 2008
Page 3 of 3

         ITEM 8A(T). CONTROLS AND PROCEDURES
         -----------------------------------
         EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES, PAGE 18
         ---------------------------------------------------------

                  7. The Company has amended its disclosures relating to its disclosure of controls and procedures, as defined in Rule 13a-15 under the Exchange Act, to comply with the requirements of Rule 13a-15(e) in accordance with your comments in question number 7.

                  8. The Company was initially concerned about sufficient segregation of management duties and functions, but in light of the participation of outside consultants in providing effective checks and balances, the Company modified its conclusion and determined that its disclosure controls and procedures are indeed effective.

         MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING, PAGE 18
         --------------------------------------------------------------

                  9. The Company has amended its disclosures relating to its internal control over financial reporting to disclose management's assessment of the effectiveness of its internal control over financial reporting as of the end of the fiscal year covered by the report, including a statement that management's internal control over financial reporting is effective.

         INHERENT LIMITATIONS ON EFFECTIVENESS OF CONTROLS, PAGE 19
         ----------------------------------------------------------

                  10. The Company has amended its disclosure to indicate that its disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that its Chief Executive Officer and principal accounting officer concluded that its disclosure controls and procedures were effective at that reasonable assurance level as of the end of the period covered by the report.

         Please  direct  your  correspondence   regarding  this  matter  to  the
undersigned.


                                Very Truly Yours,


                                /s/Mark J. Richardson

                                Mark J. Richardson, Esq.


cc:    David Reichman, Chief Executive Officer
       Tree Top Industries, Inc.